SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



BRASKEM ESGDAY22

Braskem



FORWARD-LOOKING STATEMENTS

- This presentation includes forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem's management. The terms **"anticipate", "believe," "expect", "foresee", "intend", "plan", "estimate", "project", "aim"** and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties, many of which are out of the Company's control and are prepared using the information currently available to Braskem. There is no guarantee, therefore, that the expected events, trends or results will actually occur.
- This presentation was updated as of October 10, 2022, and Braskem does not assume any obligation to update it in light of new information or future developments.
- Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.

BRASKEM
ESG DAY 22

AGENDA

TIME (BRT)	PRESENTATIONS	PRESENTERS
9:30 am – 9:35 am	Opening	Roberto Simões
9:35 am – 9:45 am	Braskem´s Path	Antonio Queiroz
9:45 am – 10:05 am	The road to Industrial Decarbonization	Gustavo Checcucci
10:05 am – 10:45 am	Growth Avenues: Circular Economy and Bio	Edison Terra / Walmir Soller
10:45 am –11:10 am	Q&A	All
11:10 am –11:15 pm	Final Remarks	Roberto Simões

BRASKEM

ESGDAY22

OPPENING

ROBERTO SIMÕES
CEO



Braskem

BRASKEM

ESGDAY22

AGENDA

ANTONIO QUEIROZ
VP Innovation, Technology and Sustainable Development

Braskem

BELIEF AND PURPOSE

BRASKEM IS DEDICATED TO CREATING SUSTAINABLE SOLUTIONS IN THE CHEMICAL SECTOR, WITH THE OBJECTIVE OF IMPROVING PEOPLE'S LIVES

BELIEF

Plastics and chemicals make life better

PURPOSE

Improve people's lives by creating sustainable solutions through chemicals and plastics

CONTRIBUTION

Wide and diversified portfolio of chemicals, specialties, thermoplastic resins, biopolymers and recycled products that **meet daily human needs and make people's lives better**

Source: Braskem.

TIMELINE OF THE SUSTAINABLE PERFORMANCE

THEREFORE, BRASKEM OPERATES IN ACCORDANCE WITH THE SUSTAINABLE DEVELOPMENT PRINCIPLES SINCE THE BEGINNING OF ITS OPERATIONS IN 2002

2002
Creation of Braskem
With a letter of commitment to a sustainable operation

2008
GHG[2] Inventory
First year of the GHG Inventory accounting

2009
2020[1] Macro Objectives
Statement on Climate Change

2010
Green PE
Beginning of operation of the green ethylene, raw material for the Green PE, made from sugar cane

2014
Global Compact Lead
For the leadership in contributions to SDGs[3]

2018
Circular Economy
Position and strategy in post-consumption plastic

2018
Sustainable Development Policy
Defines governance and guidelines for the sustainable strategy

2020
Certification by the MPF[3], DoJ[4], and SEC[5]
Considering the adopted compliance and improvement system

2020
Carbon Neutral Circular Economy
Commitments to carbon neutrality and circular economy

2021
New Cycle of Commitments
undertaken in 2020, defined as the focus of the strategy for 2025, 2030 and 2050

2022
ESG DAY 22

BRASKEM UNDERSTANDS AND REINFORCES ITS ROLE AS A TRANSFORMATION AGENT FOR SUSTAINABLE DEVELOPMENT

Source: Braskem: Note (1): Over time, new Key Performance Indicators (KPI) were added to the 2020 Macro Goals; Note (2): GHG: Greenhouse Gases; Note (3): Federal Prosecution Office - Brazil; Note (4): Department of Justice - US; Note (5): Securities Exchange Commission - US

Braskem

TIMELINE OF THE SUSTAINABLE PERFORMANCE

BRASKEM HAS A SUCCESSFUL TRACK RECORD IN IMPLEMENTING ITS LONG-TERM GOALS (2009-2020) AND HAS BEEN RECOGNIZED OVER TIME

ACHIEVEMENT OF THE 2020 MACRO OBJECTIVES

Achievement of **85%** of commitments undertaken

1. Healthy and Safety
2. Economic and Financial Results
3. Post-conmsuption
4. Renewable Resources
5. Water Efficiency
6. Combating Climate Change
7. Energy Efficiency
8. Local Development
9. Solution Development
10. Strengthening Practices

AWARDS AND RECOGNITION

- B3 Carbon Efficient Index 2012-2022
- Recognition by ECLAC 2020
- B3 Corporate Sustainability Index 2005-2022 (ex-2021)
- RobecoSAM's Sustainability Yearbook 2014-2022
- GHG Protocol - Gold 2010-2021
- Recognition by UN Global Compact 2014-2021
- Exame Diversity Forum 2019
- CDP – Water and climate leader 2016-2021
- Women in Leadership in Latin American 2019

Braskem

IN 2020, SUSTAINABILITY WAS INCLUDED AS A STRATEGIC PILLAR OF THE COMPANY

STRATEGIC PILLARS	AMBITIONS
Productivity and Competitiveness	Braskem as a first quartile operator.
Sustainability	To be a global reference in the chemical/petrochemical sector in sustainable development.
Growth and Diversification	Increase diversification in raw materials, markets and products, with new operations representing more than 50% of EBITDA.
People, Governance and Reputation	To be recognized as a people-oriented company that promotes local development and human rights.
Capital Allocation and Financial Discipline	Having Braskem as a financially healthy company that generates value for shareholders.

INNOVATION
As a facilitator to all pillars

SAFETY is and will always be the focus of Braskem's operations, as a PERMANENT AND NONNEGOTIABLE VALUE

Braskem

ADDITIONALLY, AT THE END OF 2020, BRASKEM HAS RENEWED ITS COMMITMENTS TO SUSTAINABLE DEVELOPMENT CONSIDERING GLOBAL CHALLENGES AND TRENDS...

PILLARS OF ACTION

1 SOCIAL RESPONSIBILITY AND HUMAN RIGHTS



To be recognized as a company that promotes **HUMAN RIGHTS AND EQUITY** in our value chain and contributes to the local development of surrounding communities

2 ELIMINATING PLASTIC WASTE



We want to be recognized as a company that develops **THE RECYCLING VALUE CHAIN** in the regions where it operates

3 COMBATING CLIMATE CHANGE



To be a **GLOBAL REFERENCE IN THE SECTOR** and a key player in removing CO_2 emissions through the use of renewable feedstock

Braskem

... AND IN LINE WITH THE UN 2030 AGENDA AND WITH THE PARIS AGREEMENT, BRASKEM IS COMMITTED TO STRENGTHENING ITS PERFORMANCE IN THE NEUTRAL CARBON CIRCULAR ECONOMY

2 ELIMINATING PLASTIC WASTE

GOAL

- To increase the sale of recycled products, to work on preventing the disposal of plastic waste, and make the products increasingly more circular

COMMITMENTS ASSUMED

Until 2025:

- To sell 300 thousand tons of products with recycled content per year

Até 2030:

- To increase sales of products with recycled content to 1 million tons per year
- To recover 1.5 million tons per year of plastic waste

Sales Volume of Recycled Chemicals and Resins (kt)



9
22
54
300
1.000
+456%
+27%²
2020
2021
2022 (Target)
2025 (Target)
2030 (Target)

3 COMBATING CLIMATE CHANGE

GOAL

- To achieve **carbon neutrality**, through the **reduction and removal of emissions**, from the production of products from **renewable sources** and **carbon capture**

COMMITMENTS ASSUMED

Until 2030

- To reduce GHG[1] emissions Scope 1 and 2 by 15% by 2030
- To reach 1.0 million tons of green PE production capacity by 2030.

Until 2050

- To achieve carbon neutrality by 2050

Emissions MM tCOe2, Scope 1 e 2



-15%
10,9
9,2
0,0
2020³
2030
2050

Braskem

Source: Braskem. Note (1): Greenhouse gases; (2) Considered the CAGR (3) Consider the average of three years (2018, 2019 and 2020)

BRASKEM

ESGDAY22

THE ROAD TO INDUSTRIAL DECARBONIZATION

GUSTAVO CHECCUCCI
Director of Energy and Industrial Decarbonization

Braskem

TO ACHIEVE CARBON NEUTRALITY BY 2050, BRASKEM IMPLEMENTED A GOVERNANCE STRATEGY CONTAINING THREE WORK FRONTS

Braskem

COMBATING CLIMATE CHANGE WORKSTREAM

BRASKEM'S WORK FRONTS IN CLIMATE CHANGE

1 EMISSIONS REDUCTION



Reduction in CO2e[1] emissions focused on energy efficiency and increasing use of renewable energy

2 CARBON REMOVAL



Speed up the Company's business growth in chemicals and polymers **made from renewable materials that remove CO2e[1] from the atmosphere**

3 CARBON CAPTURE



Investment in carbon capture technologies for storage and use as raw material to produce chemical products

ENABLERS

Development of **tools**, strengthening of **governance** and review of internal **processes**

Source: Braskem. Note (1): CO2 equivalent

TO ACHIEVE CARBON NEUTRALITY BY 2050, BRASKEM IMPLEMENTED A GOVERNANCE STRATEGY CONTAINING THREE WORK FRONTS

BRASKEM'S WORK FRONTS IN CLIMATE CHANGE

1 EMISSIONS REDUCTION



Reduction in CO2e[1] emissions focused on energy efficiency and increasing use of renewable energy

2 CARBON REMOVAL



Speed up the Company's business growth in chemicals and polymers **made from renewable materials that remove CO2e[1] from the atmosphere**

3 CARBON CAPTURE



Investment in carbon capture technologies for storage and use as raw material to produce chemical products

ENABLERS

Development of **tools**, strengthening of **governance** and review of internal **processes**

| Source: Braskem. Note (1): CO2 equivalent

BRASKEM CREATED THE INDUSTRIAL DECARBONIZATION PROGRAM IN 2021 TO MOVE FORWARD WITH THE EMISSION REDUCTION WORK FRONT

EMISSIONS REDUCTIONS

CO_2

- **Braskem's Industrial Decarbonization Program** aims to develop a strategy and action plan to implement initiatives that promote a 15% reduction in absolute GHG[1] emissions (scopes 1 and 2) by 2030, based on the Company's carbon inventory

PILLARS

CULTURE AND PROCESS

- Formation and cultivation of an industrial mindset focused on GHG emissions
- Strengthening of governance and processes oriented towards decision-making considering potential GHG emissions
- Fostering partnerships in the development and implementation of solutions

MAIN LINES OF ACTION

GOVERNANCE

- Implementation of operational initiatives with continuous improvement actions aimed at reducing GHG emissions

ENERGY EFFICIENCY

- Reducing GHG emissions through energy integration and optimization initiatives

ENERGY MATRIX

- Increase in the share of renewable energy and low-carbon fuels in Braskem's energy matrix

TRANSFORMATIVE PROJECTS

- Implementation of key initiatives capable of greatly reducing GHG emissions from the main emitter complexes

| Source: Braskem. Note (1): Greenhouse gases

ACCULTURATION ACTION

INDUSTRIAL DECARBONIZATION TRAIL



01 TALK FROM OUR CEO
02 QUICK SUMMARY OF THE TOPIC
03 ENTERING THE SUBJECT
04 CLIMATE CHANCE
05 HOW TO MEASURE GREENHOUSE GAS EMISSIONS
06 OUR DECARBONIZATION GOALS
07 APPLICATION IN PRACTICE
08 CARBON PRICING
09 DECARBONIZATION IN CAPITAL PROJECTS
10 WHAT IS NEXT!!!

RECOGNITION AND MOTIVATION

BEST PROJECT | DESCARBONIZATION



REGIONAL RS 2021 Braskem
RENATA BECK HORMAZABAL
Q2 UTILITIES
Steam balance optimization
Green Belt
2021

GLOBAL DECARBONIZATION CONFERENCE



GLOBAL
INDUSTRIAL DECARBONIZATION
Conference
We have received your registration for the
Global Industrial Decarbonization Conference!
Check out the program:
OPENING EVENT
Sustainability Strategy in Braskem
ROUND TABLE
Braskem´s Industrial Decarbonization
Culture and Governance
PRESENTATION
Results of Braskem´s Marginal Abatement Cost Curve (MACC)
Industrial Decarbonization Portfolio

| Source: Braskem.

MACC[1] IS AN IMPORTANT MANAGEMENT TOOL FOR PRIORITIZING AN ORGANIZATION'S DECARBONIZATION INITIATIVES

CARBON REDUCTION

WHAT IS MACC AND HOW TO INTERPRET IT?

The MACC, or Marginal Abatement Cost Curve, is a simple and effective way to visualize the cost per ton of carbon equivalent avoided and the amount of tons of carbon equivalent that a given initiative will be able to mitigate.

By integrating financial feasibility analysis with initiatives with their emission reduction potential, the tool is a great ally in developing a corporate climate mitigation of emissions, based on concrete actions that will indicate the viability of achieving reduction goals.

- The **width (x-axis)** of each block (representing a specific initiative) correspond to its CO2e reduction potential per year
- The **height (y-axis)** denotes the cost of implementing the initiative per unit of emission reduction considering the NPV calculation method
- The set of initiatives is plotted from the most economical option (left) to the most expensive (right)

ILLUSTRATIVE EXAMPLE



40
20
0
20
40
60
Cost (US$/tCO2e)
Initiatives with independent positive return
Initiatives with potential positive returns depending on carbon pricing
0
50
100
150
200
250
CO2e Reduction Potential (ktCO2e/year)

Note (1): Marginal Abatement Cost Curve

Braskem

IN THE LAST YEAR, THE EFFORTS UNDER THE INDUSTRIAL DECARBONIZATION PROGRAM RESULTED IN THE DEVELOPMENT OF MACC GLOBAL AND A DECARBONIZATION ROADMAP

Braskem

CARBON REDUCTION

THE "ROADMAP DECARBONIZATION 2030" PROJECT WAS COMPOSED OF 7 STEPS

A DEVELOPMENT & NEW POTENTIAL OF PORTFOLIO



- Technical presentation
- Regional Workshops
- Consolidation of potential initiatives

Results:
- **+400** mapped initiatives
- **+105** people involved
- **5** guest suppliers

B 1st FILTER & DETAILS OF INITIATIVES



- List refinement
- Estimate of CO_2e NPV reduction by initiative

Results:
- **+190** detailed initiatives
- **+100** people involved

C CONSTRUCTION OF MACRO SCENARIOS



- Regional strategic route
- Integration & interdependence of initiatives

Results:
- **18** strategic decarbonization routes
- **18** energy future balances

D MACC FOR EACH SCENE



- MACC for each regional scenario

Results:
- **18** regional MACCs

E DEFINITION OF BASE SCENARIO



- Definition of the strategic route of each regional

Results:
- **6** selected regional scenarios

F MACC BRASKEM



- Global MACC with all base scenarios

Results:
- **1** Global MACC
- **161** mapped initiatives

G PRIORITIZATION & ROADMAP



- Criteria definition for initial prioritization
- Roadmap Discussion

Results:
- **1** Global Roadmap
- **69** prioritized initiatives

| Source: Braskem.

THE CONSOLIDATED MACC CAN BE PRESENTED BY THE MATURITY OF THE INITIATIVES MAPPED

CARBON REDUCTION

MACC BRASKEM - ANALYSIS BY PROJECT MATURITY


(US$²/tCO2e)
1.000
200
0
-200
-400
-800
(ktCO2e/year)
Representativeness at MACC by maturity level
59%
26%
3%
7%
3%
1%
Initiative maturity level
Stage 0 (Idea evaluation)
Stage 1 (Identification- FEL Stage)
Stage 2 (Planning/FID)
Stage 3 (Execution)
Stage 4 (Run-Rate)
Stage 5 (Complete)
# of projects
#56
#59
#13
#23
#7
#3

The consolidated MACC takes into account all 161 initiatives chosen for Braskem's decarbonization process

AMONG THE 161 INITIATIVES MAPPED, WE HAVE 69 PRIORITIZED INITIATIVES[1] WITH A POTENTIAL TO REDUCE ~3.4 MMT CO2e, CONSIDERING UNCERTAINTIES, MATURITY STAGE AND NPV

CARBON REDUCTION

INITIATIVES PRIORITIZED BY STAGE
Number of initiatives (#)



Stage 0 (Idea evaluation)
Stage 1 (Identification- FEL Stage)
Stage 2 (Planning/FID)
Stage 3 (Execution)
Stage 4 (Run-Rate)
Stage 5 (Complete)
69
12
20
4
23
7
3
33 initiatives in progress
Prioritized initiatives
(per stage)

POTENTIAL TO REDUCE EMISSIONS, SCOPE 1 AND 2, AFTER IMPLEMENTATION OF PRIORITIZED INITIATIVES



(in MMt CO2e)
-7%
-31%
10.9
-0.8
10.1
-2.6
7.5
2030 Goal
~9.2MMt CO2e
(a) Baseline²
(b) Initiatives in progress or operation
(a) - (b)
(c) Initiatives under study
(a) - (b) - (c)

In the initial prioritization, it was possible to map initiatives that will allow Braskem to reach the 2030 goal of reducing at least 15% of CO2e emissions of scope 1 and 2 (considering existing assets) with positive NPV

Source: Braskem. Note (1): The technical and economic feasibility of all prioritized initiatives will be confirmed prior to the implementation decision. Note (2): Consider the average of three years (2018, 2019 and 2020)

PROJETC VESTA
ENERGY RENOVATION OF THE Q3 SITE (ABC) WITH ELECTRICITY AND NEW COGENERATION

CARBON REDUCTION

ENERGY EFFICIENCY


VESTA

- **2018** – Signed contract
- **2019-2020** – Construction and Implementation
- **2021** – Partial motorization
- **2022** – Cogeneration Start
  - **Main Gains:**
  - **Reduction of ~35 kt CO_2e/y** due to electricity and natural gas
  - **Electrical Reliability**
- **2023** – Expected completion of the engine
  - **Estimated gains with the reduction of:**
  - Total GHG emissions of **~100 kt CO_2e/y**
  - Energy consumption in **7,3%** of the site
  - Water consumption of **11%** of the site



Cogeneration Business Model: **investment** and **implementation** by a **third party** (Siemens Energy).
Electricity and **steam** purchase **agreement** for **15 years.**

Braskem

AL BIOMASS PROJECT
REPLACEMENT OF FOSSIL FUEL CONSUMPTION BY RENEWABLE ONES

CARBON REDUCTION

ENERGY MATRIX



VEOLIA ENVIRONNEMENT

- **2018/2020**: Biomass study under development with Veolia
- **2021**: Contract already signed
- **2022/2023**: **Biomass plantation** (5.5 thousand hectares of eucalyptus) and **boilers construction**
- **2024**: Start of biomass-based steam supply

EXPECTED EARNINGS:

Reduction of 150 kt/year of CO2e Equivalent to 1/3 of GHG emissions from Braskem's units in Alagoas in 2021

Replacement of 215,000 m³/d of natural gas with **biomass steam**

Socio-economic development in the region with the promotion of the eucalyptus production chain

Source: Braskem

Braskem

RENEWABLE ELECTRICITY CONTRACTING INITIATIVES

CARBON REDUCTION

ENERGY MATRIX





In operation



In operation

More than **150** MWm of long-term electricity **has already been contracted**

110 ktCO2e/y in **2025**



In construction



In construction



In operation

Source: Braskem

Braskem

TO TAKE THE PATH TO DECARBONIZATION, BRASKEM HAS DEVELOPED A ROBUST INDUSTRIAL DECARBONIZATION PORTFOLIO WITH INITIATIVES WITH THE OBJECTIVE OF ACHIEVING THE GOAL FOR 2030

Braskem

- The Company has developed **governance in line with our commitment to Combat Climate Change**, with **action fronts in Reduction, Removal and Capture**.
- The **Reduction** front continues to advance with the **Industrial Decarbonization Program**:

  In 2022
  - Update of the MACC curve involving a portfolio of 161 initiatives with more than **100 people involved**
  - **Initial prioritization of 69 initiatives with estimated potential to reduce ~3.4 MMt CO_2e in emissions**

COMBATING CLIMATE CHANGE

COMMITMENT

Until 2030

- Reduction of Scope 1 and 2 GHG emissions by 15% by 2030

The initial prioritization guides the implementation trajectory of the initiatives to reach the 2030 goal, to reduce at least 15% of CO_2e emissions of scope 1 and 2, with positive NPV

| Source: Braskem

BRASKEM
ESGDAY 22

GROWTH AVENUES:
CIRCULAR ECONOMY AND BIOPOLYMERS

EDISON TERRA
(EXECUTIVE VP OF SOUTH AMERICA OLEFINS & POLYOLEFINS)

WALMIR SOLLER
(EXECUTIVE VP OF EUROPE & ASIA OLEFINS & POLYOLEFINS)

Braskem

BRASKEM BELIEVES THAT INVESTING IN THE CIRCULAR ECONOMY AND BIOPOLYMERS IS A BUSINESS OPPORTUNITY, REPRESENTING GROWTH AVENUES FOR THE COMPANY

GROWTH AVENUES

CIRCULAR ECONOMY

- Grow the portfolio of products with recycled content to reach 300 thousand tons by 2025 and 1.0 million tons by 2030



54
300
1,000
+456%
+27%¹
2022 (Target)
2025 (Target)
2030 (Target)
Sales Volume of Recycled Chemicals and Resins

Impact: Prevent 1.5 MMt of plastic waste from being sent to incineration, landfills, or disposed in the environment by 2030

BIOPOLYMERS

- Expansion of Green PE production capacity to 1.0 million tons by 2030



200
260
1,000
+30%
+21%¹
2022
2023 (Target)
2030 (Target)
Green PE

| Source: Braskem. Note: (1) Considered a CAGR

Braskem

BRASKEM BELIEVES THAT INVESTING IN THE CIRCULAR ECONOMY AND BIOPOLYMERS IS A BUSINESS OPPORTUNITY, REPRESENTING GROWTH AVENUES FOR THE COMPANY

GROWTH AVENUES

CIRCULAR ECONOMY

- Grow the portfolio of products with recycled content to reach 300 thousand tons by 2025 and 1.0 million tons by 2030



54
300
1,000
+456%
+27%[1]
2022 (Target)
2025 (Target)
2030 (Target)
Sales Volume of Recycled Chemicals and Resins

Impact: Prevent 1.5 MMt of plastic waste from being sent to incineration, landfills, or disposed in the environment by 2030

BIOPOLYMERS

- Expansion of Green PE production capacity to 1.0 million tons by 2030



200
260
1,000
+30%
+21%[1]
2022
2023 (Target)
2030 (Target)
Green PE

| Source: Braskem. Note: (1) Considered a CAGR

Braskem

BRASKEM HAS THE AMBITION TO BE RECOGNIZED WORLDWIDE AS A COMPANY THAT DEVELOPS THE RECYCLING VALUE CHAIN IN THE REGIONS WHERE IT OPERATES

BRASKEM'S WORK FRONTS

1 INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



Investment in a **portfolio of innovative and sustainable products from chemicals and plastics**, transformed by the Company's customers into applications that meet daily human needs and make people's lives better

2 DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)


CAZOOLO

Creation of Braskem's **new circular packaging design laboratory** (Cazoolo) with the aim of bringing collective intelligence to the sustainable development of packaging[1]

3 CONSUMER ENGAGEMENT



Promotion and engagement of consumers in recycling and recovery programs, especially **through education to value the recovery of plastic waste** for the economy and its correct destination

4 PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



Building partnerships to understand, **prevent and solve the lack of plastic waste management**

Source: Braskem. Note (1): According to a study by the Technical University of Denmark, 80% of a product's environmental profile is adjusted in the conceptual creation.

Braskem

BRASKEM HAS THE AMBITION TO BE RECOGNIZED WORLDWIDE AS A COMPANY THAT DEVELOPS THE RECYCLING VALUE CHAIN IN THE REGIONS WHERE IT OPERATES

BRASKEM'S WORK FRONTS

1 INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



Investment in a **portfolio of innovative and sustainable products from chemicals and plastics**, transformed by the Company's customers into applications that meet daily human needs and make people's lives better

2 DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)


CAZOOLO

Creation of Braskem's **new circular packaging design laboratory** (Cazoolo) with the aim of bringing collective intelligence to the sustainable development of packaging[1]

3 CONSUMER ENGAGEMENT



Promotion and engagement of consumers in recycling and recovery programs, especially **through education to value the recovery of plastic waste** for the economy and its correct destination

4 PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



Building partnerships to understand, **prevent and solve the lack of plastic waste management**

| Source: Braskem. Note (1): According to a study by the Technical University of Denmark, 80% of a product's environmental profile is adjusted in the conceptual creation.

BRASKEM'S TRANSITION STRATEGY TO A CIRCULAR ECONOMY IS STRONGLY BASED ON MECHANICAL AND ADVANCED RECYCLING SOLUTIONS

1 2 3 4

INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



PLASTIC DISPOSAL
WASHING
FORMULATION
EXTRUSION
QUALITY RECYCLED RESIN
NEW PRODUCTS AND APPLICATIONS
Research focused on improving **post-consumer Resin** Properties (PCR[1]) and developing **new applications**
Mechanical Recycling
Advanced Recycling
PLASTIC WASTE
PYROLYSIS AND OTHERS
PETROCHEMICAL CRACKER
CHEMICALS AND RESINS
NEW PRODUCTS AND APPLICATIONS
R&D[2] to improve **pyrolysis technology** and develop new **innovative routes** for new products and raw materials
ISCC
Braskem received the ISCC Plus[3] certification for the use of alternative raw materials, such as pyrolysis oil[4]

The Company is investing to strengthen mechanical and advanced recycling, enabling projects for the development of high-quality PCR[1] and expanding research and innovation through collaboration with strategic partners

Source: Braskem. Note (1): PCR: Post-consumer resin. Note (2): R&D: Research & Development. Note (3): ISCC Plus: International Sustainability and Carbon Certification. Note (4): Pyrolysis oil: Chemical process that breaks down thermoplastic resin molecules by applying heat.

THE COMPANY EXPECTS A SIGNIFICANT GROWTH IN THE SALES VOLUME OF RECYCLED PRODUCTS USING PLASTIC WASTE AS FEEDSTOCK

INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO

SALES VOLUME OF CHEMICALS AND RECYCLED RESINS (kt)



Actual
Forecast
1,000
+73%[1]
+143%
300
0
2
9
22
54
2018
2019
2020
2021
2022 (Target)
2025 (Target)
2030 (Target)

In 2018, Braskem made a **commitment to the Circular Economy.** Since then, sales of products with recycled content have been growing

Braskem will continue to implement efforts to **expand its portfolio of products with recycled content**

- 2025: 300 thousand tons
- 2030: 1,000 thousand tons

Braskem will also work to **prevent 1.5 million tons of plastic waste** from being sent to incineration, landfills, or deposited in the environment by 2030

| Source: Braskem. Note: (1) Considered CAGR

Braskem

IN MECHANICAL RECYCLING, THE COMPANY HAS ALREADY ANNOUNCED SEVERAL INVESTMENTS AIMED AT EXPANDING ITS RECYCLED PRODUCT PORTFOLIO

INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO

PRODUCTION CAPACITY – 2025e (KT)



Mechanical Recycling
Chemical Recycling
Details on the next slide
14
6
23
25
25
93
Valoren
Valoren
Terra Circular
Wise
Wise Expansion
Total

Main transactions already announced:

Wise
- Acquisition of 61.1% of the share capital
- Estimated investment of BRL 121 million
- Company has a **strategic expansion plan** and objective of capturing market opportunities

Terra Circular
- Joint venture creation (JV)
- Company that developed and implemented **innovative technology** capable of converting low quality plastic waste into final products

Valoren
- Partnership to build the **first mechanical recycling plant in Brazil**
- Investment of BRL 67 million
- Technology developer and waste management company for transformation into recycled products

In mechanical recycling, packages are shredded into smaller fragments, known in the industry as flakes, which are washed, go through the extrusion process and form pellets – small granules of thermoplastic resins

Source: Braskem

Braskem

IN ADVANCED RECYCLING, BRASKEM IS FOCUSED ON THE DEVELOPMENT OF TECHNOLOGY, SUPPORTING THE STUDIES, TESTS AND THE CONSTRUCTION OF THE FIRST PLANT IN BRAZIL

INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO

PARTNERSHIP WITH

Institute for Sustainable Process Technology

- **Development of technology** for advanced separation and recycling of mixed plastic waste that will be sent to pyrolysis
- The partnership will allow the recovery of plastics that will become raw material to produce resins

INVESTMENT: € 2 MILLION

PROJECT WITH

SENAI

- **Research** on chemical recycling of plastics to develop solutions for post-consumer flexible plastic use
- The objective of the partnership is to develop catalysts to improve the quality of products generated in the chemical recycling process of plastic

INVESTMENT: BRL 2.7 MILLION

PARTNERSHIP WITH

Valoren

- **Technology development and construction of the first advanced recycling unit in Brazil,** integrating and bringing synergy with the mechanical recycling line on the same site
- **Production capacity of 6 kt/year and start in 1H23**[1]

CONTRIBUTION: BRL 44 MILLION

INVESTMENT IN

nexus CIRCULAR

- **Capital investment in the acquisition of minority shareholding** in a company that operates in advanced recycling
- Focus is on accelerating the commercialization of advanced recycling with Nexus' own innovations

Advanced recycling is the process that transforms plastic waste into circular raw material for the manufacture of new plastics or chemicals.

Source: Braskem. Note (1): 1H23: 1st half of 2023.

BRASKEM HAS THE AMBITION TO BE RECOGNIZED WORLDWIDE AS A COMPANY THAT DEVELOPS THE RECYCLING VALUE CHAIN IN THE REGIONS WHERE IT OPERATES

BRASKEM'S WORK FRONTS

1 INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



Investment in a **portfolio of innovative and sustainable products from chemicals and plastics**, transformed by the Company's customers into applications that meet daily human needs and make people's lives better

2 DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)


CAZOOLO

Creation of Braskem's **new circular packaging design laboratory** (Cazoolo) with the aim of bringing collective intelligence to the sustainable development of packaging[1]

3 CONSUMER ENGAGEMENT



Promotion and engagement of consumers in recycling and recovery programs, especially **through education to value the recovery of plastic waste** for the economy and its correct destination

4 PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



Building partnerships to understand, **prevent and solve the lack of plastic waste management**

| Source: Braskem. Note (1): According to a study by the Technical University of Denmark, 80% of a product's environmental profile is adjusted in the conceptual creation.

ADDITIONALLY, BRASKEM IS DEVELOPING PACKAGING PROJECTS CONSIDERING A CIRCULAR ECONOMY ORIENTED DESIGN TOGETHER WITH THE CHAIN

DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)

CAZOOLO CIRCULAR PACKAGING DESIGN LAB

WHAT IS CAZOOLO?

Braskem's new circular packaging design laboratory, created with the aim of bringing collective intelligence to the sustainable development of packaging


Nice to meet you,
CAZOOLO

WHO ARE THE PARTICIPANTS?

Clients, brand owners, designers, startups and universities will be allowed to create and co-create projects aiming at complete circularity and the least impact


WHO CAN BE HERE AT CAZOOLO ?
BRAND OWNERS
TRANSFORMERS
STARTUPS
DESIGNERS

WHAT IS THE INFRASTRUCTURE?

450m² space planned to stimulate interactivity and creativity with modular rooms, shelves that simulate supermarket gondolas and a mini auditorium for project presentations


Where is the CAZOOLO?
In State, Vila Leopoldina,
São Paulo.
The shed of an old metallurgical that today houses a creative and innovative community, where companies, startups and people want to transform reality.

According to a study by the Technical University of Denmark, 80% of a product environmental profile is adjusted in the conceptual creation

| Source: Braskem

Braskem

THE PROJECTS DEVELOPED AT CAZOOLO WILL BE BASED ON CONCEPTS OF THE DESIGN FOR ENVIRONMENT (DFE) METHODOLOGY TO CREATE INNOVATIVE AND SUSTAINABLE PACKAGING

DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)

METHODOLOGY

DESIGN FOR ENVIRONMENT (DFE)


CLIENT
challenge
Impact Map
Research
Concept
Design
Manufacture
Launch

Tool designed to be an open service to support the entire chain, expanding the delivery of circular economy packaging

COMMENTS

The DfE concept aims to **improve the environmental** impact of packaging by choosing the format and composition of the material, defining circular routes, consumer engagement and the end of life of the product solution.

The goal is to **make packaging follow the circular economy model** and help to promote reuse and refill solutions, as well as the recycling process.

As a result, the environmental impact is reduced, and value is generated for the entire chain

Benefits of using the DfE methodology: (i) identification of environmental impacts (LCA), (ii) integration of circularity (product + consumer), (iii) systemic vision (from briefing to post-consumption solution) and (iv) measurement of environmental impact reduction

| Source: Braskem

Braskem

THE COMPANY ALSO PERFORMS LIFE CYCLE ANALYSIS (LCA), WITH THE OBJECTIVE OF SUPPORTING DECISION-MAKING ABOUT THE MOST SUSTAINABLE OPTION

INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO

Life Cycle Analysis (LCA)

CONCEPT:


1 Raw material extraction
2 Raw material processing
3 Logistics
4 Transformation and processing
5 Use
6 Disposal

LCA is a complete analysis that quantifies the environmental impacts of a product's life cycle, from raw material extraction to final disposal

LCA CONCLUDED PROJECTS:


6
38
116
2005-2010
2011-2015
2016-2022

Braskem believes that it is important to use science through tools such as the LCA to select the most sustainable option

CASE: PLASTIC STRAW


PAPER
2.08 g
Unit Mass
STEEL[1]
0.05 g
Unit Mass
PLASTIC
0.42 g
Unit Mass

	PAPER	STEEL[1]	PLASTIC
Carbon footprint	2.46(g)	3.46(g)	1.50(g)
Water consumption	1.80(L)	2.33(L)	0.50(L)

Straws are items that could be dispensed, except for medical and food safety needs. However, if the decision is to use them, it is important to ensure recycling

| Source: Braskem. Footnote (1): Comparison of steel straw reused 500 times.

Braskem

THUS, AT CAZOOLO, PROFESSIONALS AND COMPANIES OF VARIOUS SIZES AND SECTORS OF THE ECONOMY CAN COLLABORATE IN PROJECTS RELATED TO PACKAGING CIRCULARITY

DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)

CAZOOLO: a location linked to Braskem's innovation ecosystem focused on the creation of circular economy packaging solutions that is accessible to brand owners, consumers, entrepreneurs, and designers

CAZOOLO
empowered by Braskem

LABORATORY FOR RAPID PROTOTYPING

DESIGNERS

Designers are suppliers with specific knowledge that is very complementary to Braskem

FREEDOM TO USE PACKAGING MATERIALS AND EXPERIENCE

STARTUPS

Startups can test their products' commercial viability with the hub ecosystem by bringing their own technology.

CLIENTS

Plastic converters influence brand owners and have connections with Braskem

PROJECTS, CHALLENGES, HACKATHONS AND EVENTS

BRAND OWNERS

Brand owners are the center of the process, due to their criticality in the packaging development process

RESIDENCE OF STARTUPS AND DESIGNERS

BRASKEM HAS THE AMBITION TO BE RECOGNIZED WORLDWIDE AS A COMPANY THAT DEVELOPS THE RECYCLING VALUE CHAIN IN THE REGIONS WHERE IT OPERATES

BRASKEM'S WORK FRONTS

1 INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



Investment in a **portfolio of innovative and sustainable products from chemicals and plastics**, transformed by the Company's customers into applications that meet daily human needs and make people's lives better

2 DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)


CAZOOLO

Creation of Braskem's **new circular packaging design laboratory** (Cazoolo) with the aim of bringing collective intelligence to the sustainable development of packaging[1]

3 CONSUMER ENGAGEMENT



Promotion and engagement of consumers in recycling and recovery programs, especially **through education to value the recovery of plastic waste** for the economy and its correct destination

4 PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



Building partnerships to understand, **prevent and solve the lack of plastic waste management**

| Soure: Braskem. Note (1): According to a study by the Technical University of Denmark, 80% of a product's environmental profile is adjusted in the conceptual creation.

Braskem

BRASKEM HAS PARTNERSHIPS WITH WASTE CASHBACK STARTUPS TO ENGAGE THE POPULATION IN PROPER WASTE DISPOSAL

CONSUMER ENGAGEMENT

MOLÉCOOLA

molécoola

- Installation of recycling material collecting stations
- Those who dispose of their recyclable garbage, such as plastic packaging, **will get points that may be redeemed for discounts** on goods from several partner businesses.

COLETANDO

COLETANDO Reciclou Ganhou!

- People take their sanitized post-consumer packaging to collection points (or deliver them to circulating mobile points) and **can exchange them for credits available on a card, provided directly at the recycling station.**
- Having this card, it will be possible to make purchases in local establishments, such as markets, pharmacies and bakeries

AMBIPAR TRICICLO

triciclo

- The Return Machines, by Ambipar Triciclo, will receive polyethylene and polypropylene waste in order to increase the recycling of this type of plastic
- Each PE and PP package deposited **will be worth 10 tricoins within the Triciclo loyalty program**



Ambipar Triciclo, Braskem and Metrôrio installed return machines for the benefit of packaging recycling

Plastic waste collected in initiatives with cashback startups will be used as raw material at Braskem's mechanical recycling plant in Indaiatuba (SP), in partnership with Valoren

Braskem

IN THE CONSUMER ENGAGEMENT AGENDA, THE COMPANY HAS ALSO LEVERAGED MUSIC FESTIVALS TO RAISE AWARENESS IN SOCIETY ABOUT THE CORRECT DISPOSAL OF WASTE

CONSUMER ENGAGEMENT

ENCOURAGEMENT ACTIONS FOR CORRECT DISPOSAL AT MUSIC FESTIVALS

Rock in Rio

- Installation of plastic waste collection stations
- Participants exchanged recyclable items, such as plastic cups, snacks and chocolate packaging, for points that were worth gifts
- **More than 872 thousand plastic items were collected at the collection points that will be transformed into new packaging**


Rock In Rio

Lollapalooza

- Installation of plastic waste collection stations
- Participants exchanged recyclable items, such as plastic cups, snacks and chocolate packaging, for points that were worth gifts
- **130,000 discarded plastic items were collected at the waste collection points that the company took to the Lollapalooza Brasil festival**


Lollapalooza

Other initiatives developed by Braskem: SER+ edukatu Lixo Zero

BRASKEM HAS THE AMBITION TO BE RECOGNIZED WORLDWIDE AS A COMPANY THAT DEVELOPS THE RECYCLING VALUE CHAIN IN THE REGIONS WHERE IT OPERATES

BRASKEM'S WORK FRONTS

1 INVESTMENT IN A SUSTAINABLE PRODUCT PORTFOLIO



Investment in a **portfolio of innovative and sustainable products from chemicals and plastics**, transformed by the Company's customers into applications that meet daily human needs and make people's lives better

2 DEVELOPMENT OF CIRCULAR PACKAGING (CAZOOLO)



CAZOOLO

Creation of Braskem's **new circular packaging design laboratory** (Cazoolo) with the aim of bringing collective intelligence to the sustainable development of packaging[1]

3 CONSUMER ENGAGEMENT



Promotion and engagement of consumers in recycling and recovery programs, especially **through education to value the recovery of plastic waste** for the economy and its correct destination

4 PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



Building partnerships to understand, **prevent and solve the lack of plastic waste management**

Soure: Braskem. Note (1): According to a study by the Technical University of Denmark, 80% of a product's environmental profile is adjusted in the conceptual creation.

Braskem

BRASKEM HAS SOUGHT TO ENGAGE IN PARTNERSHIPS TO UNDERSTAND, PREVENT AND SOLVE THE LACK OF MANAGEMENT OF PLASTIC WASTE, ESPECIALLY THE PROBLEM OF GARBAGE IN THE SEAS

PARTNERSHIPS AGAINST GARBAGE IN THE SEAS

IMPLEMENTATION OF OCS (OCEAN CLEAN SWEEP) PROGRAM

1 CONTEXT

- Plastic microgranules that are dispersed in the environment are polluting the oceans
- Improper disposal that leads to material fragmentation is one of the paths taken by post-consumer plastic

2 ADHESION TO THE OCS PROGRAM

- International plastics industry initiative to reduce the loss of plastic pellets to the environment

3 COMMITMENT FROM BRASKEM

- **100% of the Company's industrial units adopting the best practices for pellet control** (millimeter plastic granules)

4 CERTIFICATION

- Achievement of the OCS Blue seal, granted by Plastivida, licensor of Operation Clean Sweep® in Brazil

Operation Clean Sweep®

Main measures implemented:

- Training and awareness actions with internal teams and partners
- Changes to the floor of the units
- Purchase of vacuum cleaners
- Installation of collectors to capture pellets, flakes and powders
- Installation of protection in equipment to contain material loss
- Improvements in pellet filling and packaging systems
- Improvements in truck loading and unloading methods

Braskem

THE COMPANY IS ALSO ONE OF THE SPONSORS OF THE BLUE KEEPERS PROJECT, COORDINATED BY THE GLOBAL PACT BRAZIL

PARTNERSHIPS AGAINST GARBAGE IN THE SEAS



BLUE KEEPERS

- Blue Keepers is a program developed to combat plastic pollution in rivers and oceans, in a systemic and lasting way
- Braskem is one of the project sponsors, coordinated by the Global Compact Brazil
- With joint articulation and focus on waste management, the project works to generate impact in the short, medium and long term through diagnosis, solutions, pilot projects and public management

An initiative by the Brazil Network of the Global Compact that brings together companies from different sectors to face the challenge of discarding plastics in the seas and Braskem participates in the movement

| Source: Braskem.

THE COMPANY WILL ALSO MEET THE COMMITMENTS MADE WITH AEPW (ALLIANCE TO END PLASTIC WASTE)

PARTNERSHIPS AGAINST GARBAGE IN THE SEAS

PART A: SOLUTION ACCELERATOR FUND

- **Investment of US$ 7.5 million until 2023**
  - Companies commit to providing Alliance membership fees for each year of their membership
  - Spending is managed by the Alliance's senior leadership team in line with the strategy
  - Part A capital proves new ideas and demonstrates new solutions

PART B: MEMBER DIRECTED COMMITMENT (MDC)

- **Investment of US$ 15.0 million until 2023** (target already achieved) ✓
  - Alliance members commit to investing directly in their own activities to deal with plastic waste
  - These investments are chosen and managed by the companies themselves
  - Members submit their investment ideas to AEPW for approval to be eligible as MDC projects
  - Part B capital creates a global movement of companies exploring their own ideas and developing new business models

AEPW is a sectoral coalition committed to investing in projects and technologies to end the disposal of plastic waste in the environment, especially in the oceans

FINALLY, BRASKEM LAUNCHED WENEW, ITS NEW CIRCULARITY ECOSYSTEM

WENEW

WENEW: BRASKEM'S NEW CIRCULARITY ECOSYSTEM

CIRCULAR PRODUCTS
Circular Resins and Chemicals

TECHNOLOGY
Innovative technologies capable of accelerating the circular economy

EDUCATION
Environmental education and consumer engagement initiatives

DESIGN CIRCULAR
Rethinking product and packaging design is essential for EC[1]

Wenew brings together all the products, initiatives, partnerships and projects that the Company develops to enhance its action in favor of the circular economy

The new ecosystem is an initiative that will have a major impact on Braskem's growth strategy and on the achievement of plastic waste reduction commitments

Source: Braskem. Note (1): EC: Circular Economy.

BRASKEM BELIEVES THAT INVESTING IN THE CIRCULAR ECONOMY AND BIOPOLYMERS IS A BUSINESS OPPORTUNITY, REPRESENTING GROWTH AVENUES FOR THE COMPANY

GROWTH AVENUES

CIRCULAR ECONOMY

- Grow the portfolio of products with recycled content to reach 300 thousand tons by 2025 and 1.0 million tons by 2030



1,000
+27%[1]
+456%
300
54
2022 (Target)
2025 (Target)
2030 (Target)
Sales Volume of Recycled Chemicals and Resins

BIOPOLYMERS

- Expansion of Green PE production capacity to 1.0 million tons by 2030



1,000
+21%[1]
+30%
200
260
2022
2023 (Target)
2030 (Target)
Green PE

| Soure: Braskem. Note: (1) Considered CAGR

Braskem

BRASKEM IS A PIONEER IN RENEWABLE PLASTICS AND A GLOBAL LEADER IN GREEN PE

BIOPOLYMERS

- We are the **largest global producer of biopolymers**, having established in 2010 the first industrial scale Green Ethylene plant, located in Triunfo, Brazil with a production capacity of 200 kt/year
- **Portfolio of products based on renewable raw materials (ethanol from sugarcane)**, including Green Polyethylene (Green PE) and Green EVA, serving a wide variety of end customers in different sectors
- **Winning platform and distinctive capabilities to be the world leader in biopolymers**, capable of promoting growth on a global scale
- Product portfolio also driving value of our **renewable raw materials ecosystem and responsible sourcing best practices**

I'm green™

- Applied by **+180 brand owners** …in over 40 countries
- **Brand protected** in all regions ([1]) of influence
- **Brand internationally recognized**
- Several awards earned by clients and Braskem related to innovation and sustainability due to I'm green™ brand

I'M GREEN BRAND SELECTED PRODUCT APPLICATIONS

Unilever	ICA	Johnson & Johnson	Kimberly-Clark
	KRISPSALLAT SVERIGE		Neve
PERSONAL CARE DOVE SHAMPOO	FOOD I LOVE ECO	PESORNAL CARE SUNDOWN	TOILET PAPER NEVE

Note (1): South America, USA, Europe and selected Asian countries

GREEN PE IS A DIFFERENTIATED PRODUCT WITH UNIQUE ATTRIBUTES IN THE GLOBAL PETROCHEMICAL INDUSTRY

MAIN GREEN PE ATTRIBUTES



10101
01010
10101
I'm green™
BIO-BASED

Carbon Removal
kg CO2 eq/kg pellet
-3.09

Technological Scale
Established
(+11 years of operation)

Feedstock
Ethanol

Applicability
Same properties and applications

Equipment Fit[1]
Same equipment and process

Reciclability
100% recyclable

Source: Braskem. Note (1): Ability to use the same equipment and process as fossil PE.

OVER THE YEARS, BRASKEM HAS IMPROVED THE OPERATING AND FINANCIAL PERFORMANCE OF RENEWABLE BUSINESS

BIOPOLYMERS

Green PE Sales *(I'm greenTM bio-based)* and ETBE

(kt)



71%
78%
87%
101%
133
146
161
145
169
135
165
220
2018
2019
2020
2021
Green PE
ETBE
Green Ethylene Utilization Rate (%)

Green PE and ETBE Net Revenue

(US$ million)



+65%
388
401
381
630
2018
2019
2020
2021

Source: Braskem.

OUR PATH TO GROW IN BIOPOLYMERS BY 2030

BIOPOLYMERS

GROW THE GREEN PE BUSINESS

Unlock existing plant capacity

- Expansion to 260 kt/year in progress
- Investment estimated US$ 87.0 million

Establish New Partnerships

- Braskem and SCG Chemicals signed the MoU to study joint investment in a new green ethylene plant in Thailand
- Braskem and Lummus signed a partnership to jointly license Braskem's green ethylene technology

Develop and grow asset base

- Commitment to achieve 1.0 million tons of green PE production capacity by 2030
- Represents a 5.0x growth of our current production capacity (200 kt/year)

| Source: Braskem.

BRASKEM IS A PIONEER IN THE PRODUCTION AND MARKETING OF GREEN PE AND HAS A GOAL TO REACH 1.0 MILLION TONS OF CAPACITY PRODUCTION BY 2030

BIOPOLYMERS

GREEN PE PRODUCTION CAPACITY



(Kt)
200
+30%
260
+21%¹
1,000
2010-2022
2023 (Target)
2030 (Target)

PROJECTS ALREADY ANNOUNCED BY THE COMPANY

DBN² of the current plant in Rio Grande do Sul

- **Expansion from 200 kt/year to 260 kt/year** of current green ethylene production capacity
- Investment of approximately US$ 87 million
- Status: In progress

SCG

- Signing of MOU³ to conduct feasibility studies to jointly invest in a **new green ethylene plant in Thailand**
- New plant could even double existing capacity

LUMMUS TECHNOLOGY

- Partnership to **develop and license Braskem's technology to produce green ethylene**
- It will bring complementary knowledge to accelerate Braskem's commitment until 2030

Braskem is working to accelerate the delivery of the commitment (reach 1.0 million tons of production capacity by 2030) through strategic and financial partnerships

Braskem

Source: Braskem. Note (1): Considers CAGR. Note (2): Debottlenecking. Note (3): MOU: Memorandum of Understanding.

BRASKEM ESGDAY22

Q&A



Braskem

BRASKEM
ESGDAY 22

FINAL REMARKS

ROBERTO SIMÕES
CEO

Braskem